Exhibit 99.(c)(5)

Preliminary Ivy Discounted Cash Flow Analysis

($mm, unless noted)	2011E	2012E	2013E	2014E	2015E
	Fiscal Year Ended September 30,				
EBITDA	**66.3**	**69.9**	**73.5**	**77.5**	**81.0**
Less: Depreciation	(3.9)	(4.0)	(4.3)	(4.5)	(4.6)
EBITA	**62.4**	**65.9**	**69.2**	**73.0**	**76.4**
Less: Taxes	(25.6)	(27.0)	(28.4)	(29.9)	(31.3)
After Tax EBITA	**36.8**	**38.9**	**40.8**	**43.1**	**45.1**
Plus: Depreciation	3.9	4.0	4.3	4.5	4.6
Less: Capital Expenditures	(6.3)	(7.5)	(15.0)	(8.0)	(4.6)
Less: (Increase)/Decrease in Working Capital	(2.4)	(1.0)	(1.1)	(1.1)	(1.0)
Less: Brotman Outlier Liability [1]	–	–	(9.9)	–	–
Unlevered Free Cash Flow	**32.0**	**34.4**	**19.1**	**38.4**	**44.1**

Implied Equity Value ($/Share) [2] [3]

WACC (%)	Terminal Multiple (x) 5.0	5.5	6.0
12.0	8.29	9.17	10.05
13.0	7.81	8.65	9.49
14.0	7.35	8.15	8.96

Implied Perpetuity Growth Rate (%)

WACC (%)	Terminal Multiple (x) 5.0	5.5	6.0
12.0	0.4	1.4	2.2
13.0	1.3	2.3	3.1
14.0	2.1	3.1	3.9

Source: Financials per Ivy Management

Notes:
1 Ivy's proportionate ownership of Brotman outlier liability ($9.9mm) incorporated as a cash cost in FY2013. If the Brotman outlier liability were excluded, then the implied equity value range would be approximately $7.62-$10.34 per Ivy share with a midpoint of approximately $8.93 per Ivy share.
2 Present value as of 9/30/10E; assumes mid-year convention; balance sheet data as of 9/30/10E per Ivy Management. Cash flows incorporate Brotman cash flows on a proportionate ownership basis.
3 Diluted shares based on treasury stock method.

UBS

Preliminary – Subject to Modification

Illustrative LBO Statistics Transaction and Debt Assumptions Fiscal Year Ending September 30, Transaction closes on 9/30/10E ($mm) 2011E 2012E 2013E 2014E 2015E Existing $160mm of 12.75% Senior Notes due 2014 are rolled over Total Debt 180.1 178.1 165.8 154.3 154.3 at closing; debt holders do not exercise their put upon a change Cash 50.8 69.1 60.0 89.2 125.6 of control Net Debt 129.3 109.0 105.8 65.1 28.7 Existing Senior Notes are redeemed in 2013 and are repaid with balance sheet cash and $150mm of new Senior Notes at 10.0% EBITDA 66.3 69.9 73.5 77.5 81.0 Management members roll over an aggregate of 50% of their equity Total Interest Expense 26.4 25.1 23.6 17.5 15.7 Based on projections per Ivy Management. Cash flows incorporate Capital Expenditures 6.3 7.5 15.0 8.0 4.6 Brotman cash flows on a proportionate ownership basis Total Debt/EBITDA (x) 2.7 2.5 2.3 2.0 1.9 Net Debt/EBITDA (x) 2.0 1.6 1.4 0.8 0.4 EBITDA/Total Interest Expense (x) 2.5 2.8 3.1 4.4 5.2 (EBITDA-CapEx)/Total Interest Expense (x) 2.3 2.5 2.5 4.0 4.9 Sources and Uses @ Illustrative $8.00 per share Sources ($mm) (%) Illustrative Entry Management Equity Rollover 96.1 25.3 Purchase Implied EBITDA Excess Cash 5.2 1.4 Price Premium Multiple Illustrative 2015E Exit Multiple (x) PZZ Debt Rollover 181.8 47.9 ($/ Share) (%) (x) 1 5.0 5.5 6.0 6.5 7.0 Sponsor Equity 96.1 25.3 8.00 14.8 5.9 13.4 15.8 18.1 20.2 22.1 Total Sources 379.2 100.0 8.50 22.0 6.1 11.9 14.3 16.5 18.6 20.5 9.00 29.1 6.4 10.5 12.9 15.1 17.1 19.0 Uses ($mm) (%) 9.50 36.3 6.6 9.2 11.5 13.7 15.7 17.6 Purchase Equity 96.1 25.3 10.00 43.5 6.8 8.0 10.3 12.5 14.5 16.3 Management Equity Rollover 96.1 25.3 Note: Transaction Expenses 5.2 1.4 1 Entry EBITDA multiple based on FY 2010 since closing is assumed to occur on 9/30/10E. Balance sheet based PZZ Debt Rollover 181.8 47.9 on 9/30/10E balance sheet per Ivy Management. Total Uses 379.2 100.0 Credit Statistics Summary 5-Year IRR Sensitivity @ Various Illustrative Prices (%)